Exhibit 21.1

Entity	State of Incorporation
Jacobson Transportation Company, Inc.	Iowa
XPO Global Forwarding, Inc.	Delaware
XPO Last Mile Holding, Inc.	Delaware
XPO Last Mile, Inc.	Georgia
XPO Logistics Express, LLC	Delaware
XPO Logistics Managed Transportation, LLC	Delaware
XPO Logistics NLM, LLC	Delaware
XPO Logistics, LLC	Delaware
XPO NAT Solutions, LLC	Delaware